Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Enventis Corporation
Commission File No.: 0-13721

(a)	Q&A’s – Talking points for Senior Management

June 30, 2014

(b)	CCI Employee Q&A

1.	What is the announcement?
Consolidated Communications (Nasdaq: CNSL) and Enventis Corporation (Nasdaq: ENVE), formerly Hickory Tech, announced that each of their respective Boards of Directors have approved a definitive agreement for Enventis to merge with Consolidated Communications.  This agreement is an all-stock transaction in which Consolidated Communications will acquire 100 percent of Enventis’ 13.8 million shares outstanding in a transaction valued at approximately $350 million.

We identified Enventis as a potential good fit for CCI and engaged in a rigorous review of the company, including its operations, systems, network, market position and financials.  We found the company to be an excellent complement to our Illinois, Pennsylvania, Texas, Kansas and California operations and are extremely pleased this has resulted in a successful agreement.

2.	What is the impact on current employees?
This is not our first time through an acquisition and we know with it comes substantial work to integrate our two companies.  Until the sale closes, we are still operating as two companies and we want to be careful not to do anything that will disrupt operations or negatively affect customers; however, some integration work will begin, such as assessing our people needs and how we will be organized.  As usual, some individual responsibilities may change and there may be some new opportunities.  Once the sale closes and systems integrations projects can begin, we will prioritize projects to make the best use of our resources and our collective goals.  Given that we will be on the heels of the SureWest integration, it will be important to pace ourselves so as not to overstress our employees or to compromise our quality of service.

3.	When will the sale be final?
We anticipate the sale to close in the fourth quarter, after the customary state and federal regulatory and shareholder approvals.

4.	Who is Enventis?
Enventis is headquartered in Mankato, Minnesota and operates a next-generation fiber network spanning 4,200 route miles that enables facilities-based operations in Minnesota and into Iowa, North Dakota, South Dakota and Wisconsin.  The 116 year old company, you may know previously as Hickory Tech, has about 500 employees and has transformed itself with approximately 80% of revenues coming from its leading business and broadband services.  Enventis currently serves approximately 39,000 access lines, 21,000 high-speed internet customers, 12,000 digital TV customers and 90 fiber-to-the tower sites.  The business operates six data centers and offers a full suite of communications services, including cloud and managed services and equipment integration services.

5.	Will the Enventis name change?
While we will operate the 11 states as one company, and no decision has been finalized on the brand.  As in the past, we will carefully evaluate brand options and impacts.

6.	What happens next?

We need to obtain the necessary approvals to close the sale.  In the meantime, Transition officers will be named and an integration team will be formed and plans made to begin work after the close.  We will communicate new information when it becomes available and as decisions are made.

7.	Does Enventis have a union?

Yes.  A collective bargaining agreement is in place with the IBEW Local 949, with 85 employees, primarily in Mankato, MN.

8.	If we have questions, whom should we contact?

If your supervisor is not able to answer your questions, please use the Employee Comment box on the intranet.  Please be patient in these early phases of this acquisition. and understand we will share information as it becomes available

9. What if we get a question from outside the company?

As always, if you receive any inquiries from the media or other third parties, please forward them to Laura ZuHone in Corporate Communications at laura.zuhone@consolidated.com or 217-234-5965.

Safe Harbor

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions.  Certain statements in this report are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995.  These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (the “Company”).  There are a number of risks, uncertainties, and conditions that may cause the Company’s actual results to differ materially from those expressed or implied by these forward-looking statements.  These risks and uncertainties include the Company’s ability to complete the acquisition of Enventis and successfully integrate Enventis’ operations and realize the synergies from the acquisition, as well as a number of factors related to the Company’s business and that of Enventis, including economic and financial market conditions generally and economic conditions in the Company’s and Enventis’ service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and Enventis’ network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations.  A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the Company’s and Enventis’ filings with the Securities and Exchange Commission, including their reports on Form 10-K and Form 10-Q.  Many of these circumstances are beyond the Company’s ability to control or predict.  Moreover, forward-looking statements necessarily involve assumptions on the Company’s part.  These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be different from those expressed or implied in the forward-looking statements.  All forward-looking statements attributable to us or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements that appear throughout this report.  Furthermore, forward-looking statements speak only as of the date they are made.  Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we disclaim any intention or obligation to update or revise publicly any forward-looking statements.  You should not place undue reliance on forward-looking statements.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and Enventis will file with the Securities and Exchange Commission.  Investors in the Company or Enventis are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by the Company and Enventis with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to Enventis Corporation, P.O. Box 3248, Mankato, MN 56002, Attention: Investor Relations.  A final proxy statement or prospectus/proxy statement will be mailed to the Company’s stockholders and Enventis’ shareholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and Enventis, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of the Company is set forth in the proxy statement for its 2014 annual meeting of stockholders.  Information about the directors and executive officers of Enventis is set forth in its proxy statement for its 2014 annual meeting of shareholders.  Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.